SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                             INFOWAVE SOFTWARE, INC.
                                (Name of Issuer)

                        Common Shares, without par value
                         (Title of Class of Securities)

                                     456925
                                 (CUSIP Number)

                                                         Copy to:
         Gerald L. Trooien                     William A. Jonason, Esq.
           JLT Group Inc.                        Dorsey & Whitney LLP
   10 River Park Plaza, Suite 800          50 South Sixth Street, Suite 1500
            St. Paul, MN                         Minneapolis, MN 55402
           (651) 641-1111                           (612) 340-2600

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 4, 2003
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

CUSIP No. 456925

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Gerald L. Trooien

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
     Not Applicable
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    84,983,863
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           84,983,863
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     84,983,863
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     45%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 456925

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     HiddenMind Technology, LLC

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
     04-3691189
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    22,449,051
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           22,449,051
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     22,449,051
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |X|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

      This statement on Schedule 13D relates to the common shares, without par value (the "Infowave Common Shares"), of Infowave Software, Inc. ("Infowave"). The address of the principal executive office of Infowave is 4664 Lougheed Highway, Burnaby, British Columbia V5C 5T5.

Item 2. Identity and Background.

      This Schedule 13D is filed by Gerald L. Trooien and HiddenMind Technology, LLC, with respect to Infowave Common Shares which they may deemed to beneficially own pursuant to Section(d) of the Securities Exchange Act of 1934, as amended.

      Gerald L. Trooien is an individual resident of the State of Minnesota ("Mr. Trooien"). Mr. Trooien's address is 10 River Park Plaza, Suite 800, St. Paul, MN 55107. Mr. Trooien's principal occupation is that of a real estate developer at JLT Group, Inc., 10 River Park Plaza, Suite 800, St. Paul, MN 55107.

      HiddenMind Technology, LLC is a Delaware limited liability company ("HiddenMind") and its principal office is located at 10 River Park Plaza, Suite 800, St. Paul, MN 55107. HiddenMind is a wireless software company. The sole equity holder of HiddenMind is Mr. Trooien.

      During the last five years neither Mr. Trooien nor HiddenMind has (i) been convicted in a criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      Mr. Trooien and Infowave entered into a Subscription Agreement dated as of May 22, 2003 (the "Subscription Agreement"). On July 4, 2003, pursuant to the Subscription Agreement, Mr. Trooien acquired 29,473,684 units from Infowave at a price of Cdn.$0.1425 per unit. Each unit (the "Units") consists of one Infowave Common Share and one-half of one Infowave Common Share warrant (a "Warrant"). Each whole Warrant entitles Mr. Trooien to purchase an additional Infowave Common Share at a price of Cdn.$0.19 until June 30, 2005.

      Infowave also entered into an Asset Purchase Agreement (the "Asset Purchase Agreement"), dated as of May 28, 2003, with HiddenMind, a company wholly-owned by Mr. Trooien. On July 4, 2003, pursuant to the Asset Purchase Agreement, Infowave acquired substantially all of the business and assets of HiddenMind in exchange for 14,966,034 Units.

      The Infowave Common Shares and Warrants acquired pursuant to each of the Subscription Agreement and the Asset Purchase Agreement have not been registered under the

Securities Act of 1933, as amended (the "Securities Act"), as such sales and issuances were exempt from Securities Act registration pursuant to Rule 506 under Regulation D under the Securities Act, as all investors were "accredited investors", as such term is defined in Rule 501(a) of Regulation D.

      Pursuant to a Credit Facility Agreement (the "Credit Facility Agreement"), dated as of January 6, 2004, by and between Mr. Trooien and Infowave, Mr. Trooien made available to Infowave a credit line up to a maximum of US$3,000,000. As consideration for making the credit line available, Infowave granted Mr. Trooien warrants entitling him to purchase up to approximately 18,324,286 Infowave Common Shares for a period of three years following the execution of the Credit Facility Agreement. Such warrants are only exercisable by Mr. Trooien, however, following the approval by Infowave's shareholders of the Credit Facility Agreement.

      References to, and descriptions of, the Subscription Agreement, the Asset Purchase Agreement and the Credit Facility Agreement as set forth above in this
Item 3 are qualified in their entirety by reference to the copies of the Subscription Agreement, the Asset Purchase Agreement and the Credit Facility Agreement included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D, and are incorporated in their entirety where such references and descriptions appear.

Item 4. Purpose of Transaction.

      (a) - (b) The information set forth or incorporated by reference in Item 3 is hereby incorporated herein by reference.

      Pursuant to a Nomination and Standstill Agreement (the "Standstill Agreement"), dated as of July 4, 2003 (the "Closing Date"), by and among Infowave, Mr. Trooien and HiddenMind, Mr. Trooien and HiddenMind agreed that, among other things, they will not to take any action to take control of Infowave until the earlier of the date upon which they collectively hold 20% or less of the outstanding Infowave Common Shares and the date which is two years following the Closing Date. This restriction ceases, however, in the event of significant changes in Infowave's management, board of directors or the primary focus of its business.

      (c) Not Applicable

      (d) Pursuant to the Standstill Agreement, so long as Mr. Trooien and HiddenMind collectively own more than 20% of the issued and outstanding Common Shares, Mr. Trooien has the right to nominate one nominee to Infowave's Board of Directors and Infowave must recommend the election of such nominee by Infowave's shareholders. Currently, Mr. Trooien serves as his own nominee to Infowave's Board of Directors.

      (e) Other than as a result of the Subscription Agreement, the Asset Purchase Agreement and the Credit Facility Agreement described in Item 3 above, not applicable.

      (f) - (i) Not applicable.

      (j) Other than as described above, neither Mr. Trooien nor HiddenMind currently has any plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of this Schedule 13D (although each of Mr. Trooien and HiddenMind reserve the right to develop such plans).

      References to, and descriptions of, the Subscription Agreement, the Asset Purchase Agreement, the Credit Facility Agreement and the Standstill Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Subscription Agreement, the Asset Purchase Agreement, the Credit Facility Agreement and the Standstill Agreement included as Exhibits 1, 2, 3 and 4 respectively, to this Schedule 13D, and are incorporated in their entirety where such references and descriptions appear.

Item 5. Interest in Securities of the Issuer.

      The information set forth or incorporated by reference in Items 2, 3 and 4 is incorporated herein by reference.

      (a) - (c) As a result of the Subscription Agreement, the Asset Purchase Agreement and the Credit Facility Agreement, Mr. Trooien is the beneficial owner of 84,983,863 Infowave Common Shares. To the knowledge of Mr. Trooien, such Infowave Common Shares constitute approximately 45% of the issued and outstanding Infowave Common Shares as of November 7, 2003. Mr. Trooien has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 84,983,863 Infowave Common Shares. Mr. Trooien has not effected any transaction in Infowave Common Shares during the past 60 days.

      As a result of the Asset Purchase Agreement, HiddenMind is the record and beneficial owner of 22,449,051 Infowave Common Shares. To the knowledge of HiddenMind, such Infowave Common Shares constitute approximately 14% of the issued and outstanding Infowave Common Shares as of November 7, 2003. Mr. Trooien is the sole equity holder of HiddenMind and therefore may be deemed to beneficially own the Infowave Common Shares held by HiddenMind. HiddenMind disclaims beneficial ownership of all Infowave Common Shares owned directly by Mr. Trooien. HiddenMind has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 22,449,051 Infowave Common Shares. HiddenMind has not effected any transaction in Infowave Common Shares during the past 60 days.

      (d) - (e) Not applicable.

      References to, and descriptions of, the Subscription Agreement, the Asset Purchase Agreement and the Credit Facility Agreement as set forth above in this
Item 5 are qualified in their entirety by reference to the copies of the Subscription Agreement, the Asset Purchase Agreement and the Credit Facility Agreement included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D, and are incorporated in their entirety where such references and descriptions appear.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      As described in Item 3 above, pursuant to the Subscription Agreement, Mr. Trooien acquired 29,473,684 Units (consisting of 29,473,684 Infowave Common Shares and 14,736,842 whole Warrants) and pursuant to the Asset Purchase Agreement, Hidden Mind acquired 14,966,034 Units (consisting of 14,966,034 Infowave Common Shares and 7,483,017 whole Warrants). As described in Item 3 above, pursuant to the Credit Facility Agreement, Mr. Trooien was granted warrants to purchase up to approximately 18,324,286 Infowave Common Shares.

      As described in Item 4 above, pursuant to the Standstill Agreement, Mr. Trooien and HiddenMind agreed that, among other things, they will not to take any action to take control of Infowave until the earlier of the date upon which they collectively hold 20% or less of the outstanding Infowave Common Shares and the date which is two years following the Closing Date. This restriction ceases, however, in the event of significant changes in Infowave's management, board of directors or the primary focus of its business.

      References to, and descriptions of, the Subscription Agreement, the Asset Purchase Agreement, the Credit Facility Agreement and the Standstill Agreement as set forth above in this Item 6 are qualified in their entirety by reference to the copies of the Subscription Agreement, the Asset Purchase Agreement, the Credit Facility Agreement and the Standstill Agreement included as Exhibits 1, 2, 3 and 4, respectively, to this Schedule 13D, and are incorporated in their entirety where such references and descriptions appear.

Item 7. Material to be Filed as Exhibits.

      The following documents are filed as exhibits:

      1. Subscription Agreement, dated as of May 22, 2003, by and between Gerald L. Trooien and Infowave Software, Inc.

      2. Asset Purchase Agreement, dated as of May 28, 2003, by and between Infowave Software, Inc. and HiddenMind Technology, LLC.

      3. Credit Facility Agreement, dated as of January 6, 2004, by and between Gerald L. Trooien and Infowave Software, Inc.

      4. Nomination and Standstill Agreement, dated as of July 4, 2003, by and among Software, Inc., Gerald L. Trooien and HiddenMind Technology, LLC.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2004

                                              /s/ Gerald L. Trooein
                                              ----------------------------------
                                              Gerald L. Trooien


                                              HIDDENMIND TECHNOLOGY, LLC


                                              By: /s/ Gerald L. Trooein
                                                  ------------------------------
                                                  Gerald L. Trooien
                                                  Chief Executive Officer

                                  EXHIBIT INDEX

Exhibit

99.1 Subscription Agreement, dated as of May 22, 2003, by and between Gerald L. Trooien and Infowave Software, Inc.

99.2 Asset Purchase Agreement, dated as of May 28, 2003, by and between Infowave Software, Inc. and HiddenMind Technology, LLC.

99.3 Credit Facility Agreement, dated as of January 6, 2004, by and between Gerald L. Trooien and Infowave Software, Inc.

99.4 Nomination and Standstill Agreement, dated as of July 4, 2003, by and among Software, Inc., Gerald L. Trooien and HiddenMind Technology, LLC.